January 25, 2008

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 19 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on October 29, 2007 ("Amendment No. 19"), concerning the following new series of the Trust: Claymore/AlphaShares China Small Cap ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 27 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         Comment 1. Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, please either add the word "Index" to the Fund's name or add a policy that the Fund will, under normal circumstances, invest at least 80% of its assets in Chinese small cap securities.

                  Response 1. The word "Index" has been added to the Fund's name.

         Comment 2. Index Construction (page 3)

         In item 4, please add the word "for" prior to the word "inclusion.".

                  Response 2. The language has been revised accordingly.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,

                                                     /s/ Jeremy Senderowicz